EX. 99.28(p)(8)

CAUSEWAY CAPITAL MANAGEMENT LLC

INSIDER TRADING POLICY

All employees of Causeway Capital Management LLC and its affiliates (collectively “Causeway”) are subject to this Insider Trading Policy (the “Policy”). The purpose of the Policy is to inform employees that trading on material nonpublic information is illegal and to establish safeguards to prevent the misuse of material nonpublic information by Causeway and its officers and employees.

Summary. This Insider Trading Policy prohibits Causeway employees from buying or selling any security (for the account of the employee, a client or any other person) while unlawfully in the possession of material nonpublic information about the issuer of the security. This Policy also prohibits Causeway employees from communicating to third parties any unlawful material nonpublic information about any security or issuer of securities. Additionally, no Causeway employee may use unlawful material nonpublic information about Causeway’s activities or the activities of any affiliate to benefit clients or the employee personally. Any violation of this Policy may result in sanctions, which could include termination of employment with Causeway.

Legal Overview. An investment adviser is required to establish, maintain and enforce written policies and procedures designed to prevent the misuse of material nonpublic information. Under the federal securities laws, the purchase or sale of any security on the basis of unlawfully obtained material nonpublic information about that security is a violation of law. A person may be liable for trading on the basis of material nonpublic information whether or not the person actually “used” the information for trading. It may be enough if the person making the trade was aware of the material nonpublic information when the person made the trade. In addition, the laws prohibit communicating unlawfully obtained material nonpublic information to others who might use it to trade securities. Whether information is material or non-public or whether it was unlawfully obtained will often be viewed with the benefit of hindsight. State securities laws also prohibit trading on unlawfully obtained material nonpublic information.

Sanctions for violations of these laws and regulations are severe. The employee involved and Causeway could be subject to monetary liability, including treble damages and disgorgement of profits, as well as fines up to three times the profit gained or loss avoided – regardless of whether the employee or Causeway profited – and jail sentences. In addition, Causeway may sanction an employee for violating this Policy. Sanctions may include dismissal. Accordingly, Causeway may monitor securities trades in employee accounts and from time to time may restrict trades in certain securities to prevent any potential misuse of material nonpublic information.

Use of Material Nonpublic Information Is Prohibited. No Causeway employee may use his or her position or knowledge of Causeway’s activities or the activities of any affiliate improperly on behalf of clients or to gain personal benefit. Portfolio managers, traders, research analysts and other employees often have advance knowledge of Causeway’s activities. Such persons may not trade in their own accounts or improperly in the accounts of clients on the basis of that knowledge.

September 30, 2020

In addition, unlawfully obtained material nonpublic information relating to any other issuer may not be acted upon by an employee for his or her own benefit or for the benefit of others, including Causeway’s funds and clients. Further, material nonpublic information about Causeway, its affiliates, or any other issuer may not be disclosed to anyone except as permitted.

What is nonpublic information? Information is nonpublic if it has not been disseminated in a manner making it available to investors generally. Without limiting the foregoing, for purposes of this Policy, nonpublic information regarding an issuer will be deemed to include actual advance knowledge of Causeway activities with respect to such issuer, such as a recommendation to add or delete a security from a Causeway fund or private account, or the present consideration of the purchase or sale of a security by a fund or private account.

Information received about a company under circumstances which indicate that it is not yet in general circulation and that such information may be attributable directly to the company (or its insiders) should generally be considered nonpublic information. Information received from an inside source or known to be from an inside source should not be treated simply as rumor, but must be treated as nonpublic information in accordance with this Policy. To establish that information has been broadly disseminated, objective facts should be available. For example, an announcement in Bloomberg, Reuters or another news or trade publication would generally show that the information is public.

What is material information? Information is considered material if “there is a substantial likelihood that a reasonable shareholder would consider it important” in making an investment decision. To fulfill the materiality requirement, there must be a substantial likelihood that a fact “would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available.” (Regulation FD, II.B.1.b.2.) Information about the following topics is presumed to be “material”:

●	dividend increases or decreases
●	earnings estimates
●	changes in previously released estimates
●	changes in credit ratings
●	significant expansion or curtailment of operations or significant increases or decline of orders
●	significant new products or discoveries
●	extraordinary borrowings
●	major litigation
●	liquidity problems
●	extraordinary management developments

September 30, 2020

●	purchases or sales of substantial assets
●	mergers and acquisitions

The above list is not exhaustive; other information can be considered “material” depending on the facts and circumstances. In addition, “material” information may not relate specifically to a company’s business. For example, information about a forthcoming newspaper article – such as when the article will appear and whether it will contain a favorable or unfavorable report on a company – can be information that would affect the market price of a security. Similarly, depending on the circumstances, “material” information may not necessarily be known by the company. For example, information about upcoming government action – such as notice of a patent approval that has been granted but not yet disseminated, or advance notice of government charges against a company – can be information that would affect the market price of a security.

What do you do if you believe you may have material nonpublic information? If an Employee has any question whether he or she possesses material nonpublic information, the employee should consult the Chief Compliance Officer/General Counsel or Causeway’s Legal department. If any Causeway employee receives any information which he or she believes may be material and nonpublic, the employee should promptly report it to the Chief Compliance Officer/General Counsel or Causeway’s Legal department. No Causeway employee who believes that he or she may possess material nonpublic information may trade in securities of the issuer involved (either for his/her own account or the account of a client), disclose such information or make any other use of such information without the permission of the Chief Compliance Officer/General Counsel or Causeway’s Legal department. All Causeway employees have an obligation to clients to avoid engaging in transactions on the basis of material nonpublic information in their possession, and are prohibited by this Policy from doing so.

The Chief Compliance Officer/General Counsel, or Causeway’s Legal department, in consultation with counsel as deemed appropriate, will review the facts and circumstances in light of applicable law to determine whether information is ultimately deemed material nonpublic information, and will communicate such review to the Causeway officer or employee. Pending the outcome of such review, the individual should treat uncertain information as material nonpublic information under this Policy.

To avoid dissemination, material nonpublic information should not be put in writing or emailed, whether for use within Causeway or outside of the firm, without the approval of the Chief Compliance Officer/General Counsel or Causeway’s Legal department. In addition, care should be taken to secure material nonpublic information. Files containing such information should be locked, computer files should be restricted, communications regarding material nonpublic information should be limited only to those individuals permitted by the Chief Compliance Officer/General Counsel or Causeway’s Legal department, with care taken to avoid permitted discussions in the presence of others, and information barrier procedures (Firewalls) may need to be established. The issuer that is the subject of the material nonpublic information may also be placed on Causeway’s Restricted List until such time as the information is no longer deemed to be material nonpublic information. For example, if the issuer publicly disseminates such information or circumstances change such that the information is no longer material, the issuer may be removed from the Restricted List.

September 30, 2020